UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the Period Ended     May 2000                            File No.    0-30610
                    -------------------------------                  -----------

                              Softcare EC.com, Inc.
                              ---------------------
                              (Name of Registrant)

                 980 West 1st Street, Suite 107 North Vancouver,
                        British Columbia, CANADA V7P 3N4
                    ---------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F
                                                -----         -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No XXX
   -----  -----

                 INFORMATION CONTAINED IN THIS FORM 6-K REPORT


Press Release dated May 4, 2000








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Softcare EC.com, Inc..
----------------------
(Registrant)

 May 19, 2000                        By: /s/ Martyn Armstrong
------------------                     -----------------------------------------
Date                                   Martyn Armstrong, President and Director

                                                       Shares Issued: 16,778,928
                                                       Fully Diluted: 20,079,728
                                                               Symbol:  SCE-CDNX
                                                                        NR-00-16
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SOFTCARE EC.COM SIGNS $1.6 MILLION AGREEMENT WITH GLOBAL NETWORK PRIVACY TO
DEVELOP E-BUSINESS/INDUSTRY PORTALS

North Vancouver, British Columbia, May 4, 2000 - SoftCare EC.Com Inc. ("SoftCare"), www.softcare.com, and Global Network Privacy Inc. ("GNP") have entered into a business arrangement to develop e-business/Industry Portal solutions for GNP's and SoftCare's customers. SoftCare's OpenEC platform combined with GNP's superior hardware and operating systems will provide a technologically advanced, highly secure business-to-business ("B2B") e-commerce platform, strengthening SoftCare's position in the B2B Vertical Portal e-market place.

The business arrangement consists of two agreements. The first agreement specifies that GNP will pay SoftCare license, maintenance, and consulting fees aggregating to a minimum of $1.6 million CDN. The second agreement specifies the terms for hosting of SoftCare's customers on GNP's Application Service Providers ("ASP") portal. Additionally, SoftCare will receive transaction fees generated by users of the GNP ASP portal, thereby producing the potential for significant future ongoing transaction revenues.

Each of the agreements have an initial term of three years with provisions for renewals thereafter. Both the initial term and renewals are subject to contingencies for minimum levels of commercial activity on the GNP site.

Andre Szykier, Global Network Privacy's Chief Operating and Technology Officer states, "We selected SoftCare's OpenEC Platform to allow a business to use a pay as they go model for their e-commerce transactions. Mid-tier companies comprise the largest segment of the market searching for affordable web-based e-commerce hosting. SoftCare's OpenEC products offer more affordable solutions for this market segment. We found that OpenEC was the only software platform that allowed seamless integration with GNP's ultra secure Virtual Private Network services."



Martyn Armstrong, President & CEO of SoftCare states, "GNP's secure communications, storage and processing infra-structure, combined with our OpenEC Business Relationship Management Center, creates a world class solution for third party portals and industry e-market places. By working together, our complimentary technologies will allow GNP and SoftCare the potential to capture a tremendous amount of revenue by providing a complete End to End e-commerce solution. There are few companies that have the creative drive, vision and the capability of delivering like GNP. We are very excited to be working with them on this project."


Global Network Privacy, Inc. is a Delaware corporation with offices in Las Vegas, Nevada and Alameda, California. The company is a new breed of Secure Application Service Provider with a focus on information security. Global Network Privacy provides the first end to end (internal and external) solution for security using proprietary technology and nested encryption scheme. Global Network Privacy provides secure transaction processing and data storage to meet the needs of business-to-business e-commerce transaction processing, file storage and retrieval and communication. The Company's consumer division provides infomediary services for anonymous e-commerce transactions, e-mail, and community web services.

SoftCare develops business relationship management software allowing companies not only to conduct business-to-business e-commerce but also to create B2B industry portals. Its e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all your e-business trading relationships.


On Behalf of the Board of Directors



Martyn Armstrong
President & CEO

For More Information Contact:

Clive Massey                                Joanna Longo
SoftCare EC.Com Inc.                        The Equicom Group Inc.
604 983 8083 tel                            416 815 0700 tel
604 983 8056 fax                            416 815 0080 fax
cmassey@softcare.com                        jlongo@equicomgroup.com

          Suite 107 - 980 West 1st Street, North Vancouver, BC V7P 3N4
        Tel: (604) 983-8083 Fax: (604) 983-8056 Toll Free: 1-888-SOFTCARE
                                www.softcare.com


This News Release may contain certain statements related to revenue, expenses, development plans and similar items that represent forward-looking statements. Such statements are based on assumptions and estimates related to future economic conditions. The assumptions are reviewed regularly by management, however, they involve risks and uncertainties, including, without limitation, changes in markets and competition, technological and competitive developments, and potential downturns in economic conditions generally that could cause actual results to differ materially from those contemplated in the forward-looking statements.